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                                                                    NEWS RELEASE
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                       Fantom Technologies Inc. Announces
                              New Banking Facility


TORONTO, March 1, 2001 - Fantom Technologies Inc. (TSE: FTM; NASDAQ: FTMTF) is pleased to announce today that it has concluded its new banking arrangements with The Bank of Nova Scotia, providing for a $30 million demand operating facility.


                                      -30-

For more information, please contact:

Allan Millman               Steve Doorey
President & CEO             Vice President, CFO
416-622-9740 Ext. 232       905-734-7476 Ext. 281